October 26, 2018

VIA EDGAR TRANSMISSION

Ms. Elisabeth M. Bentzinger

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Mutual Fund Series Trust, File Nos. 333-132541 and 811-21872

Dear Ms. Bentzinger:

On August 31, 2018, the Registrant, on behalf of its series, Catalyst Multi-Strategy Fund (the “Fund”), filed a registration statement (the “Registration Statement”) under the Securities Act of 1933 (the “Securities Act”). In a telephone conversation on October 16, 2018, you provided comments to the Registration Statement. Below, please find a summary of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Additional or revised disclosures are italicized herein.

The Registrant acknowledges that you provided a number of comments that identified clerical mistakes or typographical errors. The Registrant has corrected those errors without enumerating them here. The Registrant’s revisions and corrections have been made to the composite registration statement that includes the Fund filed on October 26, 2018.

General

Comment 1: Going forward, please include the filing date and the Registrant’s Securities and Investment Company Act numbers on the facing sheet.

Response: The Registrant undertakes to include the filing date and its Securities and Investment Company Act numbers on the facing sheet in future filings.

4820-3753-5609.3

Ms. Elisabeth M. Bentzinger

October 26, 2018

Prospectus

Fee Table

Comment 2: Please provide parenthetically of what the maximum deferred sales charge is a percentage.

Response: The Registrant has revised the second line of the Fee Table to state as follows:

Maximum Deferred Sales Charge (Load) (as a % of the original purchase price)

Comment 3: Please confirm supplementally that the Subsidiary’s expenses are included in “Other Expenses” line item in the Fee Table.

Response: The Registrant so confirms.

Comment 4: In footnote 2 to the Fee Table, please clarify that the recoupment of expenses will occur only after any fee recapture is taken into account.

Response: The Registrant has amended the last sentence of footnote 2 to state as follows:

 Fee waivers and expense reimbursements are subject to possible recoupment by the Advisor from the Fund in future years on a rolling three-year basis (within the three years after the fees have been waived or reimbursed) ~~if such recoupment can be achieved within the lesser of the expense limitation in place at the time of waiver/reimbursement and the expense limitation in place at the time of recapture.~~ so long as such recoupment does not cause the Fund’s expense ratio (after the repayment is taken into account) to exceed both: (i) the Fund’s expense limitation at the time such expenses were waived and (ii) the Fund’s current expense limitation at the time of recoupment.

Comment 5: In the preamble to the Expense Example, please disclose that expenses reflect the reimbursement agreement only through the initial term of the agreement and clarify that the examples apply whether a shareholder redeems or holds his/her shares.

Response: The Registrant has amended the second sentence of the preamble to the Expense Example as follows:

The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then hold or redeem all of your shares at the end of the period. The Example only accounts for the Fund’s expense limitation in place through its expiration period, October 31, 2019, and then depicts the Fund’s total annual expenses thereafter.

Principal Investment Strategies

Comment 6: Under the heading “Principal Investment Strategies,” please state more clearly that the Fund enters into long and short positions primarily through its Subsidiary to gain exposure to the commodities market, and invests in cash, cash-equivalents and fixed income securities primarily as collateral to these derivative positions. Further, please explain what long and short positions are.

Ms. Elisabeth M. Bentzinger

October 26, 2018

Response: The Registrant has amended the first sentence under the heading “Principal Investment Strategies” on page 46 of the Prospectus to state as follows:

The Fund seeks to achieve its investment objective by (i) entering into both long and short positions in futures contracts primarily through its Subsidiary to gain exposure to the commodities market and (ii) holding, directly or indirectly through investment in affiliated and non-affiliated mutual funds and exchange traded funds (“ETFs”), cash, cash equivalents, and investment grade short-term fixed income securities primarily as collateral to these derivative positions. A long position is taken when the Fund purchases a commodity futures contract. A short position is taken when the Fund sells a commodity futures contract.

Comment 7: If true, please state that the Fund may, as a principal investment strategy, invest in collateralized loan obligations, collateralized debt obligations and in below investment grade asset-backed securities and mortgage backed securities. If so, please add corresponding risk disclosure.

Response: The Registrant has added the following as the fifth sentence to the first paragraph under “Principal Investment Strategies” on page 46 of the Prospectus:

The Fund may invest, indirectly through mutual funds and ETFs, in collateralized loan obligations (“CLOs”), collateralized debt obligations (“CDOs”) and in below-investment grade asset-backed securities, subprime mortgages and MBS.

The Registrant has added the following risk disclosures for the Fund:

CDOs and CLOs Risk. CDOs and CLOs are securities backed by an underlying portfolio of debt and loan obligations, respectively. CDOs and CLOs issue classes or “tranches” that vary in risk and yield and may experience substantial losses due to actual defaults, decrease of market value due to collateral defaults and removal of subordinate tranches, market anticipation of defaults and investor aversion to CDO and CLO securities as a class.

Sub-Prime Mortgage Risk. Lower-quality notes, such as those considered "sub-prime" are more likely to default than those considered "prime" by a rating evaluation agency or service provider. An economic downturn or period of rising interest rates could adversely affect the market for sub-prime notes and reduce the Fund's ability to sell these securities. The lack of a liquid market for these securities could decrease the Fund's share price. Additionally, borrowers may seek bankruptcy protection which would delay resolution of security holder claims and may eliminate or materially reduce liquidity.

Comment 8: Please be aware of the Division of Investment Management’s August 2013 guidance No. 2013-05 titled “Disclosure and Compliance Matters for Investment Company Registrants that Invest in Commodity Interests” (the “IM Guidance”).

Ms. Elisabeth M. Bentzinger

October 26, 2018

Response: The Registrant is aware of the IM Guidance and believes it has generally captured the themes identified therein with respect to its disclosures.

Comment 9: The second paragraph under the heading “Principal Investment Strategies” appears to be duplicative of the first sentence of the first paragraph.

Response: The Registrant has deleted the paragraph.

Comment 10: If Fund shares may be sold through banks, please add the FDIC disclosure required by Item 4(b)(1)(iii) to Form N-1A.

Response: The Fund’s shares are not sold through banks.

Principal Risks of Investing in the Fund

Comment 11: Because the Trading Advisor is registered as a commodity pool operator under the Commodity Exchange Act, please disclose as a principal risk that the use of derivatives subject to regulation by the Commodity Futures Trading Commission has caused the Fund to be a commodity pool. The Fund is required to comply with the certain rules of the CFTC, which may impose additional regulatory requirements, compliance obligations and expenses for the Fund.

Response: The Registrant notes that “Wholly-Owned Subsidiary Risk” is already a principal risk of the Fund. The Registrant has added the following to its disclosure of “Wholly-Owned Subsidiary Risk” on pages 52 and 120 of the Prospectus:

The Fund and the Subsidiary are "commodity pools" under the U.S. Commodity Exchange Act, and the Adviser is a "commodity pool operator" registered with and regulated by the Commodity Futures Trading Commission ("CFTC"). As a result, additional CFTC-mandated disclosure, reporting and recordkeeping obligations apply with respect to the Fund and the Subsidiary and subject each to CFTC penalties if reporting was found to be deficient.

Comment 12: The Staff believes that, as stated, “Acquired Fund Risk” is redundant with “Underlying Fund Risk” and “ETF Risk.” The Staff further believes that “Fixed Income Securities Risk” is redundant with “Interest Rate Risk, “Credit Risk” and “Prepayment Risk.”

Response: The Registrant respectfully disagrees with the Staff’s observation, and notes that the risks included in the Prospectus were approved through an SEC template relief order.

Comment 13: Please expand the disclosure of “Credit Risk” to address the sensitivity of fixed income securities to defaults and changes in credit ratings.

Response: The Registrant has added the following sentence to its disclosure of “Credit Risk” on pages 48 and 100 of the Prospectus:

Ms. Elisabeth M. Bentzinger

October 26, 2018

The price of a fixed income security tends to drop if the rating of the underlying issuer drops and the probability of the failure to pay principal and interest increases.

Comment 14: In the disclosure of “Mortgage-Backed Securities Risk,” please disclose the liquidity risk associated with these investments, including that the liquidity of these assets may change over time. Please also disclose any principal risk and related principal investment strategies associated with investments in subprime mortgages.

Response: The Registrant has added the following sentence to its disclosure of “Mortgage-Backed Securities Risk” on pages 50 and 112 of the Prospectus:

The liquidity of mortgage-backed securities may change over time. Subprime mortgages are riskier and potentially less liquid than other mortgage-backed securities.

Comment 15: Please expand the disclosure of “Prepayment Risk” to all fixed-income securities, not just asset-backed securities and mortgage-backed securities.

Response: The Registrant has amended the first sentence of its disclosure of “Prepayment Risk” on pages 51 and 114 as follows:

During periods of declining interest rates, prepayment of loans underlying fixed income securities, including mortgage-backed and asset-backed securities, usually accelerates.

Comment 16: In the disclosure of “Real Estate and REIT Risk,” please disclose any principal risks and related principal investment strategies associated with investments in subprime mortgages.

Response: The Registrant has added the following sentence to its disclosure of “Real Estate and REIT Risk” on pages 51 and 114 of the Prospectus:

Subprime mortgages are riskier and potentially less liquid than other mortgage-backed securities.

Additional Information about the Fund’s Principal Investment Strategies and Related Risks

Comment 17: The Staff notes that the Fund’s Item 9 disclosures are identical to its Item 4 disclosures. The Staff takes the view that repetition of information in Items 4 and 9 indicates that the Fund has not provided a proper summary.

Response: Upon review, the Registrant believes that it is not able to further summarize strategies in the summary prospectus without incurring the risk of diluting their meaning.

Comment 18: Please explain the concept of duration as used in the Prospectus. Please provide a simple example of how duration works.

Ms. Elisabeth M. Bentzinger

October 26, 2018

Response: The Registrant has added the following to the first paragraph on page 84 of the Prospectus as follows:

Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates. The longer a security’s duration, the more sensitive it will be to changes in interest rates.  For example, if a bond has a duration of 5 years, a 1% rise in rates would result in a 5% decline in share price.  If a bond has a duration of 10 years, a 1% rise in interest rates would result in a 10% decline in share price.

Comment 19: The Staff notes that the Prospectus refers to holdings in “investment grade short-term fixed income securities.” Please be sure that such holdings are disclosed in the summary prospectus.

Response: The Registrant refers to its response to Comment 6 as if fully stated herein.

Comment 20: Please explain how the Fund’s “Non-Principal Investment Strategy” differs from the Fund’s principal investment strategies.

Response: The “Non-Principal Investment Strategy” disclosure is applicable only to certain funds described in the combined Prospectus, which includes multiple funds in the Trust.

Comment 21: In footnote 1 to the Class A sales charge table of the Prospectus, please disclose how the contingent deferred sales charge is calculated.

Response: The Registrant has added the following to footnote 1 to the sales charge table on page 122 of the Prospectus:

As explained below, the CDSC for these Class A shares is based on the NAV at the time of purchase. The holding period for the CDSC begins on the day you buy your shares. Some intermediaries may waive the CDSC under certain circumstances. Please refer to Appendix A for more information.

Comment 22: In the first paragraph under the heading “How to Redeem Shares” of the Prospectus, please clarify that the redemption order will not be considered received by the Fund unless the entity receiving the order is authorized the accept the order on the Fund’s behalf.

Response: The Registrant has amended the second sentence of the first paragraph under “How to Redeem Shares” on page 128 of the Prospectus as follows:

Redemption orders received in good order by the Fund’s transfer agent or by a brokerage firm or other financial institution that sells Fund shares, authorized to accept redemption orders on the Fund’s behalf, before 4:00 p.m. ET (or before the

Ms. Elisabeth M. Bentzinger

October 26, 2018

NYSE closes if the NYSE closes before 4:00 pm ET) will be effective at that day’s NAV.

Comment 23: In connection with the last sentence of the first paragraph under the heading “How to Redeem Shares” of the Prospectus, please advise if the Registrant has specific knowledge of an intermediary imposing its own earlier cut-off time and the circumstances surrounding such earlier cut-off time. If so, please explain how the intermediary’s position is consistent with Registrant’s obligation under Rule 22c-1. The position that an intermediary is not the Fund’s agent does not justify an earlier cut-off time.

Response: The Registrant is unaware of any intermediary imposing its own earlier cut-off time and has deleted the last sentence in the first paragraph under “How to Redeem Shares.”

Comment 24: In the third paragraph under the heading “How to Redeem Shares” of the Prospectus, please note that “five business days” could violate Rule 22e. Consider replacing “five business days” with “seven calendar days.” Please state whether the time to pay out redemption proceeds varies depending on the method of the redemption request.

Response: The Registrant has amended the first sentence of the third paragraph under “How to Redeem Shares” to state as follows:

The Fund~~s~~ typically expects that it will take up to seven calendar days ~~five business days~~ following the receipt of your redemption request by any method to pay out redemption proceeds by check or electronic transfer.

Comment 25: Please disclose whether a sales load will be imposed upon a sale of Class A shares in the paragraph under the heading “Exchange Privilege” of the Prospectus.

Response: The Registrant has added the following disclosures to the paragraph under the heading “Exchange Privilege” on page 130 of the Prospectus:

In order to exchange shares of a Fund on a particular day, the Fund or its designated agent must receive your request before the close of regular trading on the NYSE (normally 4:00 p.m. Eastern Time) that day. Exchanges are made at the NAV determined after the order is considered received.  You will not be charged the upfront sales charge or the CDSC on exchanges of Class A shares.

Comment 26: In the same paragraph referenced in Comment 25, please disclose the Rule 22(c) procedures for processing sale orders.

Response: The Registrant refers to its response to Comment 25 as if fully stated herein.

Comment 27: In the section under the heading “Distribution Plans” in the Prospectus, please disclose the information required by Rule 12(a) and Rule 12(b) in one place pursuant to General Instruction C(3)(a) to Form N-1A.

Ms. Elisabeth M. Bentzinger

October 26, 2018

Response: The Registrant has moved its disclosure of “Distribution Plans” to page 125 of the Prospectus so that the information required by Rule 12(a) and 12(b) are together.

Comment 28: In the second paragraph on page 59 of the Prospectus, please identify the “portfolio management consultant” referenced therein.

Response: The Registrant has deleted the reference to the “portfolio management consultant.”

Comment 29: In the paragraph under the heading “Advisory Fees” on page 59 of the Prospectus, please state the date that the fee waiver and expense reimbursement agreement terminates.

Response: The Registrant has amended the third sentence of the paragraph under “Advisory Fees” to state as follows:

The Advisor has contractually agreed to waive fees and/or reimburse expenses, but only to the extent necessary to maintain the Fund’s total annual operating expenses (excluding brokerage costs; underlying fund expenses; borrowing costs, such as (a) interest and (b) dividends on securities sold short; taxes; and extraordinary expenses) at a certain level through October 31, 2019.

Comment 30: The footnote to the “expense limitation chart” should be consistent with Comment 4.

Response: The Registrant has added the following disclosures to the footnote to the Expense Limitation Chart on page 138 of the Prospectus:

Fee waivers and expense reimbursements are subject to possible recoupment by the Advisor from the Fund in future years on a rolling three-year basis (within the three years after the fees have been waived or reimbursed) if such recoupment can be achieved within the lesser of the expense limitation in place at the time of waiver/reimbursement and the expense limitation in place at the time of recapture. so long as such recoupment does not cause the Fund’s expense ratio (after the repayment is taken into account) to exceed both: (i) the Fund’s expense limitation at the time such expenses were waived and (ii) the Fund’s current expense limitation at the time of recoupment.

Comment 31: In the advisory fee table on page 59 of the Prospectus, please include the trading advisory fee of Caddo Capital Management, LLC pursuant to Item 10(a)(2) of Form N-1A.

Response: The Registrant has considered the Staff’s comment and respectfully declines to make the requested revision. because the trading advisory fee of Caddo Capital Management, LLC is disclosed in the subsection titled “Trading Advisor—Catalyst Multi-Strategy Fund.”

Ms. Elisabeth M. Bentzinger

October 26, 2018

Comment 32: In the second paragraph after the advisory fee table, please include the date of the shareholder report including a discussion of the Board’s approval of Caddo Capital Management, LLC advisory agreement.

Response: The Registrant has amended the last paragraph on 138 of the Prospectus (carrying over to page 139) to state as follows:

The Trust’s annual report to shareholders for the period ended June 30, 2018 contains discussions regarding the basis of the Board’s renewal of the management agreement with the Advisor for the Systematic Alpha Fund, Hedged Futures Strategy Fund, Exceed Defined Risk Fund, Hedged Commodity Strategy Fund, Macro Strategy Fund, Multi-Strategy Fund and Millburn Hedge Strategy Fund, and the approval of the trading-advisory agreement with the Trading Advisor for the Multi-Strategy Fund.

Appendix A

Comment 33: Please define “fund family” as that term is used in Appendix A to the Prospectus.

Response: The Registrant replaced the sixth bullet point on page 163 of the Prospectus with the following:

•	Shares purchased through reinvestment of capital gains distributions and dividend reinvestment when purchasing shares of the same Fund (but not any other fund within the Trust advised by the Adviser (the “fund family”)).

Comment 34: In the last bullet point under the heading “CDSC Waivers on A and C Shares available at Merrill Lynch,” please delete the reference to Class C shares.

Response: The Registrant has deleted the reference to Class C shares as requested.

Statement of Additional Information

Comment 35: In Investment Restrictions (a) and (b) on page 3 of the Statement of Additional Information (“SAI”), please clarify what the 1940 Act permits with respect to borrowing and issuing senior securities.

Response: The Registrant has added the following footnote to Investment Restrictions (a) and (b) on page 3 of the SAI:

The 1940 Act limits the Fund’s ability to borrow money, prohibiting the Fund from issuing senior securities, except the Fund may borrow from any bank provided that immediately after any such borrowing there is an asset coverage of at least 300% for all borrowings by the Fund and provided further, that in the event that such asset coverage shall at any time fall below 300%, the Fund shall, within three days

Ms. Elisabeth M. Bentzinger

October 26, 2018

thereafter or such longer period as the SEC may prescribe by rules and regulations, reduce the amount of its borrowings to such an extent that the asset coverage of such borrowing shall be at least 300%.

Comment 36: In Investment Restriction (g) on page 4 of the SAI, please disclose that the Fund will consider the investments of underlying investment companies when determining compliance with its own concentration policy.

Response: The Registrant has added the following sentence to the end of Investment Restriction (g):

The Fund will consider the investments of underlying investment companies when determining its compliance with this restriction.

Comment 37: In the Share Ownership Table on page 31 of the SAI, please state, pursuant to Item 17(b)(4)(ii) of Form N-1A, the aggregate dollar range of securities beneficially owned by the trustees in all investment companies overseen by the trustee within the same family of investment companies as the Fund.

Response: The Registrant has added the requested disclosure.

Comment 38: In the first paragraph under the heading “Principal Shareholders” on page 32 of the SAI, please clarify that “Principal Shareholders” are those shareholders that own 5% or more of the Fund.

Response: The Registrant has added the following sentence as the penultimate sentence of the paragraph under the heading “Principal Shareholders” on page 32 of the SAI:

Persons owning 5% or more of the outstanding shares of the Fund (or a class of shares of the Fund) may be deemed principal shareholders of the Fund (or class of the Fund).

Comment 39: In the charts under “Portfolio Managers” on page 36 of the SAI, please include information relating to Darren Kottle.

Response: The Registrant has added the requested disclosure.

Part C

Comment 40: Please file the agreements between the Subsidiary and Catalyst Capital Management, LLC and the Subsidiary and Caddo Capital Advisors, LLC as exhibits to the Registration Statement. Both are material contracts.

Response: The Registrant will file the requested agreements as exhibits to its Rule 485(b) filing.

Ms. Elisabeth M. Bentzinger

October 26, 2018

Comment 41: Please review all exhibits listed as “to be filed by subsequent amendment.” If they have been filed, please update the disclosure. Otherwise, please file all outstanding exhibits with the Rule 485(b) filing.

Response: The Registrant has updated its Part C accordingly.

Comment 42: Please explain supplementally why the information requested in Item 32(c) is not applicable.

Response: The Registrant states that the information requested in Item 32(c) is not applicable because no underwriting commissions are paid in connection with the sale of the Registrant’s shares.

Comment 43: Please confirm supplementally that the books and records of the Subsidiary disclosed in Item 35 are maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response: The Registrant so confirms.

If you have any questions, please call JoAnn Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser